September 7, 2006

John X. Adiletta
Somerset International Group, Inc.
90 Washington Valley Road
Bedminster, New Jersey 07921

> **Re: Somerset International Group, Inc.**
> **Amendment No. 7 to Registration Statement on Form SB-2**
> **File No. 333-128262**
> **Filed on August 29, 2006**

Dear Mr. Adiletta:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Shareholders

1.   We note your new disclosure about 650,000 shares being issued pursuant to stock purchase agreements in 2005. It appears from footnote 31 that you have included shares issued in an August of 2006 transaction in this amount. Please reconcile.

Description of Securities

Warrants

2.   We note your new disclosure describing the warrant issuances and the terms of their exercise. This does not appear to reconcile with your description of the warrants in the footnotes to the selling shareholders table. For example, note 19 lists warrants to purchase 40,000 shares which are not reflected in the Description of Securities section. Please provide us with a table that clearly reconciles your disclosure in this section with the footnotes to the selling shareholder table.

Management's Discussion and Analysis

Results of Operations for the Three and Six Months Ended June 30, 2006

Costs and Expenses

3.   Please discuss how you were able to reduce general and administrative expenses.

Dividends and Preferred Stock

4.   Please clarify how the dividends can increase due to the merger and also decrease due to the merger.

Financial Statements, Note 6, Page F-11

5.   Please reconcile the number of shares issued on June 30, 2006 to your CEO as disclosed here and in note 2 to your selling stockholder table.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Praveen Kartholy at (202) 551-3639 or Kevin Vaughn, Accounting Reviewer, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Gregg E. Jaclin, Esq.